

Mail Stop 3561

June 28, 2010

<u>Via U.S. Mail</u>

Mr. Charles W. Moorman, Chief Executive Officer
Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia 23510-2191

> **Re:**   **Norfolk Southern Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 17, 2010**
> **File No. 001-08339**

Dear Mr. Moorman:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Financial Statements, page K38
Notes to Consolidated Financial Statements, page K46
1. Summary of Significant Accounting Policies, page K46
Properties, page K47

1. Please tell us whether you capitalize the cost of certain repair and maintenance activities (such as rail grinding, shoulder ballast cleaning, etc). These activities typically recur at intervals shorter than the life of the underlying asset, allow the underlying assets to reach their currently estimated useful lives (rather than extend lives beyond current estimates), and restore the condition of the underlying assets (rather than enhance them beyond their condition when originally acquired).

   For these reasons, we believe expensing as incurred may be the preferable method of accounting for short-lived repairs and maintenance costs, such as rail grinding and other similar costs. While we would not object to your capitalization of such costs provided that: (a) their useful life, as represented by the period between performance, is reflected in the depreciation rates used; (b) to the extent such costs are grouped and depreciated with the associated underlying asset, the composite rate is reflective of the shorter life of the maintenance activity (on a weighted-average basis); and (c) to the extent such costs are separately tracked and accounted for, the life of such costs is based on the period between performance (on average), we encourage you to consider expensing such costs as incurred to the extent you do not already do so. Please advise us as to your planned future accounting. To the extent that you plan to capitalize such costs, please revise future filings to disclose the basis for capitalization, the types of costs capitalized, the periods over which such costs are depreciated, the typical amount of time between the incurrence of such costs, the asset class in which such costs are capitalized within property and equipment, and the amounts capitalized in each period presented.

2. Given the importance of property and equipment to the operations of your railroad, the overall materiality of such assets in relation to your financial statements as a whole, and the complexities generally involved in accounting for property and equipment, we believe clear and transparent disclosure about how you account for these assets is important to investors. Following are disclosures that should be included in the significant accounting policies described in the notes to your financial statements or in the critical accounting estimates portion of your Management's Discussion and Analysis of Financial Condition and Results of Operations, as appropriate.

   Depreciation method by major class of depreciable assets

   - The depreciation method by major class of depreciable assets;

- To the extent depreciation is computed on a basis other than time, disclose the major class of depreciable assets and why a basis other than time is appropriate (e.g., lives may be more closely correlated with usage);
- If the units of production method is employed, disclose the basis upon which depreciation and implied depreciation rates are computed (e.g., number of gross ton-miles carried over the rail divided by the estimated service lives of the rail as measured in millions of gross tons per mile);
- If a range of depreciation rates is applied to a major asset class (e.g., based upon differing physical characteristics of your rail, such as tangent versus curve or rail weight), disclose the range of depreciation rates being applied;
- Accumulated depreciation by major class of depreciable assets.

Explanation of the group method of depreciation

To the extent the group method of depreciation is used, provide a description of why the method is used and how the method works, such as the following:
- Assets with similar characteristics, use, and expected lives are grouped together in asset classes and are depreciated collectively using average life/usage rates for the group;
- The method treats each asset class as a pool of resources, rather than as singular items;
- Individual assets are not separately depreciated.

Determination of estimated service lives

- Since we note that the group method of depreciation is used, disclose that individual assets are not separately depreciated under the group method of depreciation and explain how service lives are determined;
- Whether and how often depreciation studies are performed;
- A description of what a depreciation study is, how they are performed (method and sources of data), the frequency with which they are performed, and the key factors involved in such studies (e.g., analysis of historical use and retirements of assets, expected salvage value to be received upon retirement, etc.);
- If known, key factors reasonably likely to cause significant changes in estimated service lives.

Accounting for retirement or replacement of depreciable property

- The method of accounting for normal retirements and replacements, including, if applicable, that an estimate of the historical cost of depreciable property retired or replaced under normal circumstances is charged against both the gross carrying value of the respective property class and accumulated depreciation under the group method of depreciation and, therefore, no gain or loss is recognized in earnings;

- The method of accounting for abnormal retirements and replacements, including that gains or losses are recognized in earnings;
- How you distinguish between normal and abnormal retirements;
- The method of estimating the historical cost of retired or replaced property and why estimates are used in place of actual historical cost (e.g., impracticality of tracking individual assets);
- The types of assumptions involved in your historical cost estimates. For example, if estimates of historical cost are based on a deflation of current replacement costs, disclose the source of inflation factors, why such inflation factors are appropriate, and that the assumptions include the age of retired assets;
- Quantify the amounts of gains or losses recognized in earnings and charged to accumulated depreciation due to abnormal and normal replacement or retirements, respectively.

Accounting for maintenance-related activities

- Quantify the amount of maintenance costs expensed as incurred;
- To the extent costs are not expensed as incurred, disclose the basis for capitalization, the types of costs capitalized, the periods over which such costs are depreciated, the typical amount of time between the incurrence of such costs, the asset class in which such costs are capitalized within property and equipment, and quantification of amounts capitalized in each period presented.

Determination of costs capitalized as property and equipment

- To the extent assets are self-constructed and such work is performed by company employees, disclose the types and nature of costs capitalized, such as direct costs, indirect costs, or overhead, as well as how such costs are distinguished from the costs of removal and deconstruction of replaced assets;
- The basis for attributing these costs to capitalized depreciable property;
- How such costs are measured.

Please confirm that you will revise future filings to include additional disclosures in this regard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief